Exhibit (a)(1)(C)

Email from Stephen B. Hughes to all Employees
Announcing Commencement of Option Exchange Program

To:	All Employees
From:	Stephen B. Hughes
Re:	Commencement of Option Exchange Program
Date	February 18, 2011

I am pleased to announce that today we have commenced the voluntary option exchange program you may recall hearing about in prior communications. The program will give eligible employees a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a fewer number of replacement options with a lower exercise price. This is a voluntary program – eligible employees will make their own choice whether to participate.

Today we have also begun mailing personalized exchange offer packets to eligible employees with information about the program and how to participate. The packets will be mailed to eligible employees’ homes.  Eligibility criteria are explained in detail in the program materials being mailed, but generally speaking the program is open to current employees (other than employees who are directors or executive officers) who hold stock options granted on or prior to December 30, 2008 that have an exercise price greater than or equal to $6.90 per share.  Eligible employees who wish to participate must make their elections before the offer expiration deadline of 5:30 p.m. Eastern Time on March 23, 2011 (or a later date if the offer is extended). If you believe you are an eligible employee and have not received a personalized exchange offer packet by February 23, 2011, please contact Patti Rooney, Manager, Corporate Support & Human Resources, at 201-421-3933 or by email at prooney@smartbalance.com.

We have also electronically filed program materials with the U.S. Securities and Exchange Commission (“SEC”). You can view the materials on-line at www.smartbalance.com/investor/sec-filings or www.sec.gov. Please note, however, that the materials filed online do not contain the personalized information that eligible employees will need in order to participate. That personalized information is included only in the offer to exchange packets being mailed to eligible employees.

This email is merely an announcement that the option exchange program has commenced and that eligible employees should expect a delivery of a personalized offer to exchange packet in the coming days. The specific details of the option exchange program are covered in the materials included in the packets and filed with the SEC. Eligible employees should carefully review those materials to make an informed decision whether to participate.